ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	rosemarie.thurston@alston.com

January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	O’Donnell Strategic Gateway REIT, Inc.
File No. 333-170173

Dear Ms. Gowetski:

This letter sets forth the response of our client, O’Donnell Strategic Gateway REIT, Inc. (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated November 23, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

General

1.     Comment: We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Response: The Issuer intends to conduct its operations so that neither the Issuer, nor the Issuer’s operating partnership nor the subsidiaries of the Issuer’s operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Gowetski

January 4, 2011

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if: (1) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and (2) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Issuer believes that the Issuer, its operating partnership and most of the subsidiaries of its operating partnership will not fall within either definition of an investment company as the Issuer intends to invest primarily in real property, rather than in securities, through the Issuer’s wholly and majority-owned subsidiaries, the majority of which the Issuer expect to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. As the Issuer is organized as a holding company that conducts its businesses primarily through its operating partnership, which in turn is a holding company conducting its business through its wholly owned or majority-owned subsidiaries, both the Issuer and its operating partnership intend to conduct their operations so that they comply with the 40% test. The Issuer will monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, the Issuer believes neither it nor its operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the Issuer’s operating partnership’s wholly owned or majority-owned subsidiaries, the Issuer and its operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

Ms. Jennifer Gowetski

January 4, 2011

Even if the value of investment securities held by one of the Issuer’s subsidiaries were to exceed 40% of the value of its total assets, the Issuer expects such a subsidiary to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Sections 3(c)(5)(C), the Issuer will classify its investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on the Issuer’s view of what constitutes a qualifying real estate asset and a real estate-related asset. The Issuer intends to monitor its portfolio periodically and prior to each investment acquisition and disposition in order to maintain this exclusion for each of these subsidiaries.

In the event that the Issuer, or its operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, the Issuer believes that it would still qualify for an exclusion from the definition of “investment company” provided by Section 3(c)(6). Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), the Issuer believes that the issuer and its operating partnership may rely on Section 3(c)(6) if 55% of the assets of the Issuer’s operating partnership consist of, and at least 55% of the income of the Issuer’s operating partnership is derived from, qualifying real estate assets owned by wholly owned or majority-owned subsidiaries of the Issuer’s operating partnership.

2.     Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Issuer will provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, if any, that the Issuer intends to use in the Issuer’s prospectus (“Artwork”) as soon as such materials become available. The Issuer understands and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.     Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T

Ms. Jennifer Gowetski

January 4, 2011

REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules, including Rules 13e-4 and Regulation E, to its share repurchase program. The Issuer has considered all elements of its share repurchase program in determining whether its share repurchase program is consistent with the class relief granted by the Division of Corporate Finance in prior no action letters and has determined that its share repurchase program is consistent therewith. To the extent that the Issuer has questions in the future regarding whether the Issuer’s share repurchase program is entirely consistent with relief previously granted by the Division of Corporation Finance, the Issuer will contact the division’s Office of Mergers and Acquisitions.

4.     Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program in determining whether the share repurchase program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Issuer has determined that its share repurchase program is consistent therewith. To the extent that the Issuer has questions in the future regarding whether the Issuer’s share repurchase program is entirely consistent with the class exemption, the Issuer will contact the Division of Market Regulation.

5.     Comment: We note that you are registering $1,100,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

Response: The Issuer affirms that the Issuer reasonably expects to offer and sell the amount of the Issuer’s common stock registered in the next two years.

6.     Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 49, without limitation, the following examples:

•	“[O]pportunities currently exist to acquire quality commercial real estate properties at a discount to replacement cost and with significant potential for appreciation.”

Ms. Jennifer Gowetski

January 4, 2011

•

“[T]here are a variety of advantages to investing in industrial properties, including, but not limited to, historically stable occupancy rates as compared to other commercial real estate asset classes, relatively lower maintenance requirements as compared to other real estate asset classes, relatively modest re-tenanting costs as compared to other types of commercial property, and ‘Triple-net’ or ‘NNN’ lease arrangements which required the lessee to pay or reimburse the owner of the property for the majority of the expenses related to repairs, maintenance, property taxes, utilities insurance and other property operating costs.”

•

“Historically, the industrial sector has been among the top performing real estate sectors, delivering risk-adjusted performance that exceeds the performance of the commercial real estate market as a whole. According to National Council of Real Estate Investment Fiduciaries (NCREIF), industrial properties in the U.S. have historically performed well against the broad NCREIF Property Index of all property types on both a total and risk-adjusted return basis.”

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response: The Issuer is providing to the Staff with its courtesy copy of this letter support for all qualitative business and industry data used in Amendment No. 1. The Issuer confirms that none of the supporting materials were prepared specifically for the Issuer by a third party in connection with the Issuer’s offering.

7.     Comment: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: Please be advised that the Issuer has not yet prepared promotional materials or sales literature, including materials that will be used only by broker-dealers. The Issuer will provide copies of all such materials to the Staff for review as soon as they become available pursuant to Item 19.B of Industry Guide 5.

Ms. Jennifer Gowetski

January 4, 2011

Cover Page of the Registration Statement

8.     Comment: We note you have indicated you are a smaller reporting company. However, we also note that you are registering $1,100,000,000 worth of shares. It therefore appears that you are a non-accelerated filer. Please refer to the definition of smaller reporting company under Rule 12b-2 of the Exchange Act. Please revise or advise.

Response: The Issuer respectfully submits that it is appropriate for the Issuer to check the smaller reporting company box on the cover page of the Registration statement because the Issuer qualifies as a smaller reporting company pursuant to Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Rule 12b-2”). Rule 12b-2(3) (and the substantively identical provisions of Item 10(f)(1)(iii) of Regulation S-K) provides that an issuer filing its initial registration statement under the Securities Act of 1933, as amended (“Securities Act”), for shares of its common equity qualifies as a smaller reporting company if such issuer has (i) a public float, as calculated pursuant to Rule 12b-2(2), of zero and (ii) annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available. The Issuer respectfully submits that the Issuer satisfies all of the criteria for qualification as a smaller reporting company under Rule 12b-2(3), as discussed below.

First, the Issuer is a newly formed company which is filing its initial registration statement under the Securities Act and is registering shares of its common stock pursuant to such registration statement.

Second, the Issuer is unable to calculate its public float (i.e., has a public float of zero) because, as disclosed in the Registration Statement, the Issuer’s common stock will not be listed or traded upon any securities market or exchange and no public market exists for the Issuer’s shares of common stock, and thus no market price for the issuer’s common stock exists. With respect to this prong of the definition of smaller reporting company under Rule 12b-2(3), the Issuer directs the Staff to the discussion on page 44 of SEC Release No. 33-8876 (December 19, 2007) which states in relevant part:

“[S]ituations may arise in which a reporting company would be unable to calculate public float because it has no public common equity outstanding or no market price for its common equity exists. As adopted, the definition provides a third eligibility category to qualify for smaller reporting company status – companies unable to calculate a public float. To qualify as smaller reporting companies, this group of companies will be required to have annual revenues of less than $50 million during the last fiscal year before filing the registration statement.”

Ms. Jennifer Gowetski

January 4, 2011

The foregoing language from SEC Release No. 33-8876 refers to the smaller reporting company eligibility category created by Rule 12b-2(3) (and Item 10(f)(1)(iii) of Regulation S-K), which the Issuer submits applies to companies, such as the Issuer, which are engaged in initial public offerings of common stock which is not listed and for which there is no public market. The Issuer also directs the Staff to Footnote 41 and the related discussion on page 13 of SEC Release No. 33-8819 (dated July 5, 2007), which proposes a revenue based test for smaller reporting company eligibility for issuers with no public float or market price and states that an issuer may have no public float because there is “no public market for its equity.”

Finally, the Issuer is a newly formed company with no operating history and thus had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

The Issuer affirms that it will periodically re-evaluate its qualification as a smaller reporting company as required by Rule 12b-2(4) and will reflect any changes in its status as a smaller reporting company in its future Securities Act and Exchange Act filings.

Cover Page of the Prospectus

9.     Comment: We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text, Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

Response: The Issuer has revised the cover page of the prospectus included in Amendment No. 1 so that it is printed in at least 10-point type.

10.    Comment: Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page.

Response: The Issuer respectfully submits that the cover page of the Registration Statement is currently limited to one page. The Issuer will ensure that the cover page of the Registration Statement is limited to one page in all future amendments to the Registration Statement.

Questions and Answers about this Offering, page 1

11.   Comment: We note that the Questions and Answers section and the summary together are 18 pages long and you currently repeat a lot of information in these sections that appears in the body of the prospectus. Please revise to limit these sections to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.

Response: The Issuer has revised the disclosure in the Section entitled “Questions and Answers About This Offering” of Amendment No. 1 to delete certain information which also appears in the prospectus.

Ms. Jennifer Gowetski

January 4, 2011

Prospectus Summary, page 6

Investment Strategy, page 7

12.   Comment: We note you intend to focus on investments in industrial properties located in “gateway” markets throughout the U.S. and that you may also selectively invest in other types of commercial properties and real estate-related assets. Please revise your disclosure to briefly identify the “gateway” markets and include the percentage of your assets that you intend will be (i) industrial properties, (ii) commercial properties and (iii) real estate-related assets.

Response: The Issuer has revised the disclosure in the Section entitled “Prospectus Summary—Investment Strategy” on page 6 of Amendment No. 1 to include disclosure regarding the specific gateway markets in which the Issuer intends to focus its investments and the percentage of the Issuer’s assets that the Issuer expects will be allocated to industrial properties, other types of commercial property and real estate-related assets.

Our Sponsor, page 8

13.   Comment: We note your disclosure on page 8 regarding the experience of John D. O’Donnell and Douglas D. O’Donnell. Please revise to remove this disclosure, including the names of the institutional investors or, alternatively, tell us why such information is useful to your investors as these institutional investors will not be investing in this offering.

Response: The Issuer respectfully submits that, given that the Issuer intends to focus its investments on industrial real estate and Douglas and John O’Donnell will be key members of the management teams of the Issuer and the Issuer’s advisor (“Advisor”) and directors of the Issuer, information regarding Douglas and John O’Donnell’s extensive experience in acquiring, developing and managing industrial properties is relevant and useful to investors. The Issuer acknowledges that there is no expectation that the institutional investors identified in the disclosure will invest in the Issuer’s offering. However, the Issuer submits that providing the names of the institutional investors is useful to investors because it demonstrates that sophisticated institutional investors in commercial real estate were willing to provide investment capital to entities managed by Douglas and John O’Donnell in the past for the similar purpose of owning and managing industrial real estate. As such, this information is material to investors’ understanding of the track record of the Issuer’s sponsor in investing in and managing industrial real estate with third party equity owners.

Ms. Jennifer Gowetski

January 4, 2011

14.   Comment: We note your disclosure that Douglas O’Donnell formed The O'Donnell Group, Inc., an industrial development company. Please disclose in this section, or elsewhere as appropriate, whether you intend to purchase any industrial properties owned or developed by The O’Donnell Group, Inc.

Response: The Issuer has revised the disclosure in the Section entitled “Prospectus Summary—Our Sponsor” on page 8 of Amendment No. 1 to clarify that the Issuer does not currently intend to purchase any industrial properties owned or developed by The O’Donnell Group, Inc. or any other affiliates.

Our Advisor, page 9

15.   Comment: Please provide disclosure regarding the years of experience for senior executives on an individualized basis rather than an aggregated basis or remove this disclosure.

Response: The Issuer has revised the disclosure in the Section entitled “Prospectus Summary—Our Advisor” on page 8 of Amendment No. 1 to disclose the years of experience of Douglas D. O’Donnell and John D. O’Donnell on an individual rather than an aggregated basis.

16.   Comment: We note that your advisor is a joint venture between your sponsor and an affiliate of your dealer manager. We further note your disclosure in footnote (1) on page 10 that, subject to certain limited exceptions, Strategic Capital Advisory Services, LLC has no right to participate in the management or control of your advisor. Please discuss the business purpose for the joint venture and disclose whether your dealer manager or its affiliates have any experience in real estate or as an advisor to a REIT. In addition, please revise your disclosure on page 9 to discuss the role of Strategic Capital Advisory Services and describe the limited exceptions in which it will have the right to participate in the management or control of your advisor.

Response: The Issuer has revised the disclosure in the Section entitled “Prospectus Summary—Our Advisor” on page 8 of Amendment No. 1 to discuss the purpose of the joint venture with Strategic Capital and the role of Strategic Capital Advisory Services and has included a cross-reference to more detailed disclosure on page 76-77 of Amendment No. 1 regarding the role of Strategic Capital Advisory Services and the limited circumstances in which Strategic Capital Advisory Services will have the right to participate in the management of the Advisor.

Our Structure, page 10

17.   Comment: Please revise your diagram to identify the controlling shareholder(s) of Carter/Validus Holdings II, LLC as well as your sponsor and your advisor.

Ms. Jennifer Gowetski

January 4, 2011

Response: The Issuer has revised the diagram included in the Section entitled “Prospectus Summary—Our Structure” on page 10 of Amendment No. 1 to identify the controlling equity owners of Carter/Validus Holdings II, LLC and the Issuer’s sponsor. The Issuer respectfully submits that the ownership of the Advisor is already clearly indicated in the diagram.

Compensation to Our Advisor … page 11

18.   Comment: Please revise your “Acquisition Fees” and “Acquisition Expenses” disclosure, under the column “Estimated Amount if Minimum/Maximum Sold” to include amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 79.

Response: Section 9.3(h) of the Issuer’s charter contains a limitation on borrowing which precludes the Issuer from borrowing in excess of 300% of the Issuer’s net assets, which generally approximates to 75% of the aggregate costs of the Issuer’s assets, unless such excess is approved by the Issuer’s independent directors. This limitation on borrowing is required pursuant to Section V.J. of the Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA REIT Guidelines”). As disclosed in the Registration Statement, the Issuer anticipates that, after the Issuer has invested substantially all of the net offering proceeds, the Issuer’s borrowings will be approximately 50% of the sum of the cost of the Issuer’s real properties (before deducting depreciation and amortization) plus the value of other investments. The limitation on borrowing under Section V.J. of the NASAA REIT Guidelines serves as a maximum limit on borrowing, not as a targeted or anticipated level of leverage, and the Issuer respectfully submits that providing an estimate of the Issuer’s actual anticipated leverage is more meaningful to investors than disclosing the maximum leverage permitted under the Issuer’s charter. The Issuer submits that presenting disclosure assuming the maximum leverage permitted by the Issuer’s charter as opposed to the Issuer’s intended leverage level would be potentially misleading.

19.   Comment: We note that your asset management fee will be based on the cost of your investments. In the summary, risk factors and conflicts of interest sections, please discuss the conflict of interest for the advisor in regards to the management fee being based on a percent of the costs of the assets and not the value of assets and how such fee will not be decreased if the assets acquired lose value.

Response: The Issuer has revised pages 14, 29 and 88 of Amendment No. 1 to include additional disclosure regarding the potential conflict of interest created by the fact that the asset management fee payable to the Advisor is not based upon the value or performance of the assets the Issuer acquires and will not decrease if the assets the Issuer acquires decrease in value.

Ms. Jennifer Gowetski

January 4, 2011

20.   Comment: We note that your asset management fee will be calculated by including acquisition fees, origination fees, acquisition expenses and any debt attributed to such property. Please revise to explain why the asset management fee is calculated by including acquisition fees that are payable to your advisor. In addition, please describe the origination fees, including how such amounts are calculated, in the chart.

Response: The Issuer has revised the disclosure at pages 12 and 83 of Amendment No. 1 to remove the reference to acquisition and origination fees from the description of the calculation of the asset management fees. The Issuer will not include such fees in the calculation of the asset management fee payable by the Issuer.

21.   Comment: We note that you will pay O’Donnell Management Company a percentage of the annual gross revenues of each property owned by you and that the property management fee will be equal to the percentage of annual gross revenues that is usual and customary for comparable property management services rendered to similar properties in the geographic market of the property. Please revise to provide such percentage for the gateway markets in which you intend to acquire properties or tell us why you do not believe such disclosure would be appropriate.

Response: As disclosed on page 81 of Amendment No. 1, the property management fees that the Issuer pays it property manager with respect to each property will be equal to a percentage of gross annual property revenues that is usual and customary for property management fees paid for comparable services rendered to similar properties in the same market, as determined by the Advisor on a property-by-property basis based upon the specific property management services to be rendered, the type, size, condition of the property and the market and sub-market of the property and approved by a majority of the Issuer’s directors, including a majority of the Issuer’s independent directors. Given that the Issuer is conducting a blind pool offering and has not yet identified any potential property acquisitions, the Issuer does not believe that it is possible for the Issuer to provide accurate and meaningful estimates of the property management fees that the Issuer may pay for property management services in the markets in which the Issuer intends to acquire properties. In addition, while the Issuer intends to focus its investments on properties located in the gateway markets specifically identified in the Registration Statement, the Issuer has the discretion, as disclosed in the Registration Statement, to make investments in any other market or submarket in the United States or in any international market. As a result, the Issuer believes that providing estimates of property management fees with respect to solely the gateway markets identified in the Registration Statement could be potentially misleading. However, the Issuer has revised the disclosure on pages 12-13, 81 and 83 of Amendment No. 1, and elsewhere as applicable, to provide maximum limits on the amount of property management and leasing fees which the Issuer will pay.

Ms. Jennifer Gowetski

January 4, 2011

22.   Comment: Please revise your disclosure of the property management and leasing fees to disclose whether there is a maximum percentage that will be payable. Provide similar revisions to your disclosure on page 79. If not, please add a risk factor to disclose risks associated with there being no limit on the property management and leasing fee. Further, please revise your conflicts of interest disclosure to discuss the incentive of your advisor to provide data to your board of directors that would lead to a higher property management and leasing fee being paid.

Response: The Issuer has revised the disclosure on pages 12-13, 81 and 83 of Amendment No. 1, and elsewhere as applicable, in order to provide maximum limits on the amount of property management fees and leasing fees which the Issuer will pay to its property manager. Given that the Issuer has provided disclosure regarding the maximum property management and leasing fees which will be payable by the Issuer, the Issuer submits that it is not necessary to include the requested risk factor regarding the lack of a maximum amount for the property management and leasing fees payable by the Issuer.

The Issuer has revised the disclosure on page 89 of Amendment No. 1 to include a discussion of the potential conflict of interest created by the fact that the Advisor will be responsible for establishing what is usual and customary for comparable property management and leasing services.

Risk Factors, page 19

23.   Comment: Please add a risk factor to disclose that upon any internalization of your advisor certain key employees may not remain with your advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if your advisor is internalized by another entity.

Response: The Issuer has revised the risk factor entitled “Your interest in us could be diluted and we could incur other significant costs associated with being self-managed if we internalize our management functions” on page 22-23 of Amendment No. 1 and the risk factor entitled “The time and resources that our sponsor and its affiliates could devote to us may be diverted to other investment activities” on page 29-30 of Amendment No. 1 to include disclosure regarding the internalization risk factors noted by the Staff.

Risks Related to Investments in Real Estate, page 30

24.   Comment: Please add a risk factor to discuss the particular risks currently associated with high vacancy rates for commercial property. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.

Response: The Issuer has included the requested risk factor regarding high vacancy rates for commercial property on page 31-32 of Amendment No. 1.

Ms. Jennifer Gowetski

January 4, 2011

Estimated Use of Proceeds, page 47

25.   Comment: We note your disclosure regarding acquisition fees and expenses. Please revise your disclosure so that it is consistent with your disclosure on pages 12 and 79 through 80 or advise.

Response: The Issuer has revised the disclosure regarding acquisition fees and expenses on page 49 of Amendment No. 1 to conform, as applicable, to the disclosure on pages 12-13 and 82-86 of Amendment No. 1.

Industrial Sector Overview, page 49

26.   Comment: We note your disclosure in the second sentence in the introductory paragraph. It is not appropriate for an issuer to disclaim responsibility for the information in its registration statement. Please revise the disclosure to remove this disclaimer.

Response: The Issuer has revised the disclosure on page 50 of Amendment No. 1 to remove the disclaimer as requested.

Investment Objectives, Strategy and Policies, page 51

27.   Comment: Please revise to disclose what portion of your intended assets will be value-add opportunities, including unimproved land.

Response: The Issuer has revised the disclosure on page 52 of Amendment No. 1 to provide that the Issuer does not anticipate that value-add opportunities will comprise a significant percentage of the aggregate cost of the Issuer’s portfolio. The Issuer respectfully submits that, given that the Issuer is conducting a blind pool offering and has not yet identified any potential property acquisitions, it would be potentially misleading for the Issuer to provide a specific estimate of the percentage of the Issuer’s portfolio which will be comprised of value-add opportunities.

The Issuer expects the vast majority of the Issuer’s investment portfolio to be comprised of stabilized, income-producing industrial properties or properties which the Issuer can readily stabilize, and respectfully submits that the existing disclosure in the Registration Statement is consistent with that overall investment strategy. In addition to

Ms. Jennifer Gowetski

January 4, 2011

the disclosure noted by the Staff on page 52 of Amendment No. 1, the Issuer directs the Staff to the disclosure on page 53 of Amendment No. 1, which states that the Issuer intends to invest primarily in quality income-producing industrial properties, with a focus upon well-constructed bulk distribution and general purpose warehouse properties located in in-fill markets. The Issuer also directs the Staff to the disclosure on page 54 of Amendment No. 1, which provides that the Issuer will primarily seek to acquire existing properties, the space in which has been leased or pre-leased to national, regional and local creditworthy corporate tenants, although the Issuer may also acquire properties with some level of vacancy at the time of acquisition or properties which are under construction or develop properties. In addition, the Issuer respectfully notes, as disclosed on pages 60 and 65 of Amendment No. 1, that the Issuer’s charter provides that not more than 10% of the Issuer’s total assets may be invested in unimproved real property or mortgage loans on unimproved real property.

Debt Investments, page 61

28.   Comment: Please disclose the loan-to-value ratio that would meet your investment criteria.

Response: The loan-to-value ratio which the Issuer would find acceptable with respect to a particular investment will be dependent upon a number of variable factors, including the fundamentals of the underlying property, the quality and experience of the borrower and/or any guarantor and general economic conditions. As a result, the Issuer respectfully submits that the disclosure on page 61-62 of Amendment No. 1 sufficiently describes the Issuer’s investment policies and criteria with respect to investments in loans and that disclosing a specific loan-to-value ratio that would meet the Issuer’s investment objectives would be arbitrary and potentially misleading to investors. The Issuer notes that, as disclosed on page 66 of Amendment No. 1, the Issuer will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including the Issuer’s borrowings, would exceed an amount equal to 85% of the appraised value of the property, unless the Issuer finds substantial justification for exceeding such limit due to the presence of other underwriting criteria.

Management, page 69

29.   Comment: Please identify the employees of your dealer manager and provide disclosure regarding their experience. This disclosure should include support for your statement that Mr. Miller has over 23 years of experience in the financial services business, as disclosed on page 9.

Response: The Issuer has revised the Section entitled “Management” on pages 79-80 of Amendment No. 1 to disclose the names, ages and biographies of the management of the Issuer’s dealer manager as requested.

Ms. Jennifer Gowetski

January 4, 2011

Affiliated Property Manager, page 78

30.   Comment: Please disclose the types of circumstances that would warrant reimbursing your property manager for “employee salaries and/or overhead” in addition to the amount you will already be required to pay your property manager as a property management fee. In addition, please explain the purpose of this reimbursement.

Response: The Issuer has revised the disclosure on page 81 of Amendment No. 1 to clarify the circumstances which would warrant reimbursing the Issuer’s property manager for employee salaries and/or overhead. The Issuer respectfully submits that the reimbursement for the salaries of property-level employees (such as on-site leasing and maintenance staff) and overhead related to property level management and leasing operations and staff is a usual and customary feature of property commercial management agreements.

Our Sponsor, page 88

31.   Comment: We note that you have provided some prior performance disclosure, but you have not provided all of the disclosure required by Industry Guide 5. Accordingly, as applicable, please provide all of the disclosures required by Industry Guide 5 including prior performance tables or explain why you believe it is not applicable. See Securities Act Release 33-6900 (June 17, 1991). In addition, please detail for us the experience of your sponsor and its affiliates raising funds from passive investors and investing such funds in real estate.

Response: The Issuer respectfully submits that the Issuer is not required to provide any additional disclosure regarding prior performance because the narrative and tabular prior performance disclosure requirements of Industry Guide 5 are not applicable to the prior investment activities of the Issuer’s sponsor and its affiliates. As disclosed on page 92 of Amendment No. 1, the prior investment activities of the Issuer’s sponsor and its affiliates consist entirely of (i) investments funded exclusively with equity provided by the affiliates of the Issuer’s sponsor and without any third-party investors and (ii) joint ventures and other partnerships between an affiliate of the Issuer’s sponsor and institutional investors in which the affiliate of the Issuer’s sponsor lacked discretion with respect to the investment of the funds provided by the institutional investors (i.e., all investment decisions were made by the third party institutional investors). As a result, the Issuer’s sponsor and its affiliates have no prior experience raising funds from passive investors and investing such funds in real estate, and thus have not sponsored any prior programs of the type contemplated by the prior performance disclosure requirements of Industry Guide 5. The Issuer respectfully submits that the narrative disclosure provided in the Section entitled “Our Sponsor” on pages 92-93 of Amendment No. 1 provides all of the relevant information regarding the prior investment activities of the Issuer’s sponsor and its affiliates necessary in order to accurately reflect the ability of the Issuer’s sponsor and its affiliates to offer and manage the Issuer’s offering, consistent with the requirements of Securities Act Release No. 33-6900.

Ms. Jennifer Gowetski

January 4, 2011

Management’s Discussion and Analysis, page 90

32.   Comment: The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example, please revise your disclosure to discuss the potential impact of current market conditions on your plan of operations. Refer to Release No. 33-3850 (Dec. 19, 2003).

Response: The Issuer has revised the disclosure set forth on pages 94-96 of the Section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 in a manner consistent with the guidelines set forth in Release No. 33-8350.

Liquidity and Capital Resources, page 94

33.   Comment: Please revise your disclosure in this section to clarify that you have not identified any potential sources of financing.

Response: The Issuer has revised the disclosure on page 99 of Amendment No. 1 to provide that the Issuer has not identified any potential sources of financing.

Description of Capital Stock, page 97

Convertible Stock, page 98

34.   Comment: We note your disclosure that “[t]he conversion formula will result in the convertible stock converting into a number of shares equal to approximately 15% of the outstanding shares. Please tell us how you have reached this conclusion. Please disclose whether there is a possibility that the formula will result in an amount greater than 15% or whether it may result in an amount that is significantly less than l5%.

Response: The Issuer respectfully submits that the complete sentence noted by the Staff reads as follows: “The conversion formula will result in the convertible stock converting into a number of shares equal to approximately 15% of the outstanding shares of our common stock if the conversion occurs after stockholders have received at least the aggregate purchase price paid for the outstanding shares of our common stock plus a 7.0% cumulative, non-compounded annual return on the price paid for those outstanding shares.” The Issuer has reached this conclusion based upon the conversion formula for

Ms. Jennifer Gowetski

January 4, 2011

the Issuer’s convertible stock, as described in narrative form on page 103 of Amendment No. 1 and illustrated in the hypothetical conversion calculation set forth on page 104 of Amendment No. 1.

The Issuer has revised the disclosure on page 103 of Amendment No. 1 to make it clear that the conversion formula will not result in the convertible stock converting into a number of shares greater than 15% of the outstanding shares of common stock on an as-converted basis. As the hypothetical conversion calculation on page 104 of Amendment No. 1 illustrates, it is possible that the conversion formula will result in the convertible stock converting into a number of shares that is significantly less than 15% of the outstanding shares of the Issuer’s common stock on an as-converted basis.

35.   Comment: Please revise your disclosure on page 98 to highlight that the convertible stock can convert into common stock even if investors do not receive the 7% cumulative, non-compounded annual return.

Response: The Issuer has revised the disclosure on page 103 of Amendment No. 1 to highlight that the Issuer’s convertible stock can convert into common stock even if each individual investor has not received the 7% cumulative, non-compounded annual return.

Restrictions on Ownership and Transfer of Shares of Capital Stock, page 102

36.   Comment: Please clarify what constitutes “immediate written notice.”

Response: The Issuer has revised the disclosure on page 108 of Amendment No. 1 and in Section 6.1.3 of the Issuer’s charter to remove the requirement for “immediate” written notice and instead require that such written notice be delivered promptly.

Distributions, page 103

37.   Comment: Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Response: The Issuer has revised the disclosure on page 109 of Amendment No. 1 to reflect the fact that the payment of fees and expense reimbursements to the Advisor and its affiliates and the redemption of shares pursuant to the Issuer’s share repurchase program may reduce the amount of funds available for the payment of distributions to the Issuer’s stockholders.

Ms. Jennifer Gowetski

January 4, 2011

Share Redemption Plan, page 105

38.   Comment: We note your disclosure that in the future, your advisor will determine your net asset value for purposes of this program. Please disclose the role of your board of directors in determining your net asset value. Additionally, please clarify whether your advisor will determine your net asset value or whether you “intend to engage third party appraisers to provide periodic valuations of [your] real property assets and qualified independent valuation experts to provide periodic valuations of [your] non-real property assets and liabilities” which you disclose on page 138.

Response: The Issuer has revised the disclosure on pages 16, 22, 111 and 144 of Amendment No. 1 to make clear that (i) the Issuer’s estimated per share value will be determined by the Advisor or other firm chosen for that purpose and approved by the Issuer’s board of directors and (ii) that the Issuer does not currently intend to engage third party appraisers or qualified independent valuation experts in connection with determining the Issuer’s estimated per share value.

Liquidity Events, page 107

39.   Comment: Please disclose the liquidity events that require shareholder approval.

Response: The Issuer has revised the disclosure on page 112 of Amendment No. 1 to clarify which liquidity events require approval of the Issuer’s stockholders.

Material U.S. Federal Income Tax Considerations, page 116

40.   Comment: Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Alston & Bird LLP.

Response: The Issuer confirms that it will revise the disclosure in the Registration Statement prior to effectiveness to reflect that the Issuer has received the opinion on Alston & Bird LLP.

Part II, page II-1

Item 37. Undertakings, page II-3

41.   Comment: Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Response: The Issuer has revised paragraph (1)(ii) of Item 37 of Part II of Amendment No. 1 to include the entire undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Ms. Jennifer Gowetski

January 4, 2011

Exhibits

42.   Comment: We note your disclosure on page 24 that you intend to enter into separate indemnification agreements with your directors and executive officers. Please confirm that you will file these agreements in accordance with Item 601(b)(10) of regulation S-K.

Response: The Issuer has filed a form of the indemnification agreement that the Issuer will enter into with its directors and executive officers as an exhibit to Amendment No. 1.

43.   Comment: Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response: The Issuer respectfully submits that all agreements currently filed as “form of” are so filed because such agreements have not yet been executed. Because the Registration Statement is subject to merit review in state “blue sky” jurisdictions which may require further revisions to the agreements prior to effectiveness, the Issuer believes it is appropriate to wait until the state “blue sky” jurisdictions have reviewed and commented on the agreements before they are executed. The Issuer confirms that prior to effectiveness of the Registration Statement the Issuer will file final, executed versions of all agreements currently filed as a “form of” (with the exception of Exhibit 4.1 (Form of Subscription Agreement) and Exhibit 4.2 (Form of Distribution Reinvestment Plan)).

Ms. Jennifer Gowetski

January 4, 2011

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Douglas D. O’Donnell, O’Donnell Strategic Gateway REIT, Inc.
Mr. Jason W. Goode, Alston & Bird LLP
Mr. Heath D. Linsky, Morris, Manning & Martin LLP